

February 26, 2024

Jinhong Deng
Chief Executive Officer
Yimutian Inc.
6/F, Building B-6, Block A
Zhongguancun Dongsheng Technology Campus
No. 66 Xixiaokou Road
Haidian District, Beijing 100192
People's Republic of China

Re: Yimutian Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 7, 2024
CIK No. 0001991605

Dear Jinhong Deng:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 19, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted February 7, 2024

Prospectus Summary
Who Are We, page 1

1. We note your reliance on open source and third-party models for your various aspects of your business (e.g., collection of supply information, customer service, and demand). Please include a risk factor addressing the risk to your business, financial results and operations associated with your reliance on open-source and third party models.

Contractual Arrangements and Corporate Structure, page 9

2. Please revise your disclosure here and on page 94 to remove all references to "direct ownership" to remove any inference that the Company has direct ownership of the contractual arrangements with the VIE.

Business
Our Strengths, page 123

3. Please remove the term "indisputable" from the title of this section, as your position as the "largest agricultural B2B platform in mainland China" is able to be challenged or contested.

Financial Statements, page F-1

4. Please include unaudited interim financial statements for at least the first six months of fiscal 2023 and 2022 in the filing since the effectiveness of the registration statement is more than 9 months after the last audited financial year. Please also revise the financial information and MD&A accordingly.

Note 22. Subsequent Events, page F-47

5. Please expand the disclosure to include the amount of the share-based compensation and deemed dividend to be recognized in December 2023.

    Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Mitchell Austin at 202-551-3574 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Shu Du